SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

BUTLER INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK OF $.001 PAR VALUE

(Title of Class of Securities)

123649105

(CUSIP Number)

DAVID M. KNOTT, 485 Underhill Boulevard, Suite 205,

Syosset, New York 11791-3419 (516) 364-0303

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 2, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Check the following box if a fee is being paid with the statement ☐. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 123649105

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person (Entities Only) David M. Knott

2.	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 572,200 8. Shared Voting Power 286,400 9. Sole Dispositive Power 572,200 10. Shared Dispositive Power 303,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 875,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 5 pages

SCHEDULE 13D

CUSIP No. 123649105

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person (Entities Only) Knott Partners, L.P. TIN# 11-2835793

2.	Check the Appropriate Box if a Member of a Group*	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 539,000 8. Shared Voting Power -0- 9. Sole Dispositive Power 539,000 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 539,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%

14.	Type of Reporting Person* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 5 pages

SCHEDULE 13-D

Item 2.    Identity and Background

The third paragraph of Item 2 is amended to read in full as follows:

Mr. Knott is the sole general partner of the Partnership. He is also the sole shareholder, Director and President of Dorset Management Corporation, a New York corporation (“Dorset”) which provides investment management services to a limited number of foreign and domestic individuals and entities (the “Managed Accounts”) and is the sole member of Knott Partners Management, LLC, a New York limited liability company (“KPM”) which serves as the general partner of a private investment company for “qualified purchasers,” as defined in Section 2(a)(51) of the Investment Company Act of 1940 (the “3(c)(7) Fund”). The business address of the Partnership, Dorset and KPM is 485 Underhill Boulevard, Syosset, New York 11791.

Item 4.     Purpose of Transaction

The third paragraph of Item 4 is amended to read in full as follows:

On or about August 19, 2002, the Partnership together with Old Oak Partners, LLC filed a Complaint against the Company, its current directors Frederick H. Kopko, Jr., Edward M. Kopko, and Hugh G. McBreen, and former director John F. Hearty alleging (a) that they breached their fiduciary duties by, among other things, wrongfully causing the Company to (i) grant them non-interest bearing loans to purchase large quantities of Common Stock, (ii) designate a series of Preferred Stock bearing 7% payment-in-kind Preferred Stock and issuing substantially all of such Preferred Stock to themselves, and (iii) facilitate a transaction in which they sold shares of Common Stock, many of which were purchased using the non-interest bearing loans, and used the proceeds of those sales to purchase shares of the Company’s Preferred Stock having 3.75 to 5.13 times the voting power of the shares of Common Stock they sold, thereby entrenching their interests in the Company, and (b) that they breached their fiduciary duties and committed waste by (i) wrongfully causing the Company to pay excessive total compensation to Edward M. Kopko, (ii) granting themselves non-interest bearing loans, (iii) paying excessive legal fees to the law firm of McBreen & Kopko, a firm in which directors F. Kopko and McBreen are partners, and (iv) providing $4 million in unpaid payroll and administrative services and a $1.8 million loan to Chief Executive, a company in which Edward M. Kopko is the Chairman of the Board of Directors and chief executive officer.

The relief requested in the Complaint includes, among other things, repayment of all excessive compensation and loans paid to the individual defendants; restitution for excessive attorneys’ fees paid to McBreen & Kopko; an accounting and reimbursement of amounts expended by the Company on behalf of, and owed to the Company by, Chief Executive; reducing the liquidation preferences of the Preferred Stock to offset the effects of a certain 1999 stock dividend; suspending and removing the individual defendants as directors and/or officers of and/or advisers to the Company and having the Court appoint three provisional directors to serve for the term and under the conditions established by the Court; enjoining the individuals defendants from using Company funds, personnel or equipment for the benefit of other businesses; enjoining the individual defendants from disbursing any Company funds to any lawyer or law firm for legal services rendered in connection with this dispute; invalidating the issuance of stock to the individual defendants acquired as a part of their scheme to acquire control of the Company and unjustly enrich themselves; punitive damages, costs, disbursements, interest and attorneys fees; and such other and further relief as may be just and equitable.

On April 2, 2003 the motions to dismiss the complaint filed by the four individual defendants and the Company, in separate applications, were denied. The Court’s decision notes that, “in the age of Enron, it is appropriate to subject these claims of breach of fiduciary duty and corporate waste to examination.”

Item 5.     Interest in Securities of the Company

(a)     Pursuant to Rule 13d-3, Mr. Knott may be deemed to own beneficially 875,500 shares of Common Stock, which represents 8.6% of all outstanding Common Stock and includes all of the shares beneficially owned or deemed to be beneficially owned by the Partnership.

Pursuant to Rule 13d-3, the Partnership may be deemed to own beneficially 539,000 shares of Common Stock, which represents 5.3% of all outstanding Common Stock.

Each of Mr. Knott and the Partnership disclaims beneficial ownership of the securities beneficially owned by the other Reporting Persons.

Page 4 of 5 pages

(b)     Mr. Knott individually has the sole power to vote and to dispose of 539,000 shares of Common Stock held in the Partnership’s account and, as managing member of KPM, of 33,200 shares held in the account of the 3(c)(7) Fund. As President of Dorset, Mr. Knott shares (i) with each of Dorset’s clients the power to dispose of that part of the 303,300 shares held in each such client’s respective account and (ii) with certain of Dorset’s clients the power to vote that portion of the 286,400 shares held in each of their respective accounts.

The Partnership (except through its sole general partner, Mr. Knott) neither holds nor shares with any person the power to vote or to dispose of the Company’s Common Stock.

(c)     Neither Mr. Knott nor the Partnership has effected any transactions in the Common Stock during the past sixty (60) days.

(d)     Of the 875,500 shares of Common Stock beneficially owned by Mr. Knott, 303,000 shares are owned on behalf of other persons or entities having the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, such 303,300 shares of Common Stock. No individual person or entity has such right with regard to greater than five percent of the Common Stock.

(e)     Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		By:	/S/ DAVID M. KNOTT
David M. Knott

KNOTT PARTNERS, L.P.

Dated:	April 7, 2003	By:	/S/ DAVID M. KNOTT
David M. Knott, General Partner

5